NO ACT

DC
10-14-10


10013737

November 4, 2010

Received SEC
NOV 0 4 2010
Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Act: 1933
Section: FORM S8
Rule:
Public Availability: 11-4-2010

Re: GrafTech International Ltd.
Incoming letter dated October 14, 2010

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Holding Company Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and Holdco will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- The Company's Exchange Act reporting history may be taken into account when determining Holdco's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- Average weekly reported trading volume in Company Common Stock during the time periods specified by Rule 144(e)(1) under the Securities Act may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e).

- Holdco may take into account the Company's reporting history under the Exchange Act in determining its eligibility to use Forms S-3 and S-8. The Company's reporting history under the Exchange Act may also be used in determining whether Holdco "meets the requirements for use of Form S-3" within the meaning of Form S-4. In reaching this position, we note that: (1) the Holding Company Reorganization will be consummated before the Seadrift Acquisition and the C/G Acquisition; (2) historical financial information for each entity and full pro forma disclosure about the proposed Transaction will be included in the Form S-4 filed by Holdco that is declared effective in connection with the Transaction; and (3) Holdco will file Forms 8-K reporting the consummation of the Holding Company Reorganization and each Acquisition as and when consummated before Holdco utilizes Form S-3 or Form S-8.

- The Division will not object if Holdco, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Company's currently effective registration statements on Forms S-3 and S-8, provided that Holdco adopts the Company's registration statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

- After consummation of the Holding Company Reorganization, Holdco may succeed to the Commission file number currently used by the Company.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

William A. Hines
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 4, 2010

Mail Stop 4561

M. Ridgway Barker
Kelley Drye & Warren LLP
400 Atlantic Street
Stamford, Connecticut 06901-3229

Re: GrafTech International Inc.

Dear Mr. Barker:

In regard to your letter of October 14, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

KELLEY DRYE & WARREN LLP
A LIMITED LIABILITY PARTNERSHIP

NEW YORK, NY
WASHINGTON, DC
CHICAGO, IL
PARSIPPANY, NJ

BRUSSELS, BELGIUM

AFFILIATE OFFICES
MUMBAI, INDIA

400 ATLANTIC STREET
STAMFORD, CONNECTICUT 06901-3229

(203) 324-1400

FACSIMILE
(203) 327-2669
www.kelleydrye.com

M. RIDGWAY BARKER
DIRECT LINE: (203) 351-8032
EMAIL: mbarker@kelleydrye.com

October 14, 2010

Securities Act of 1933
Rule 144
Rule 414
Form S-3
Form S-4
Form S-8

Securities Exchange Act of 1934
Section 12(b) Rule 12b-2
Section 12(g) Rule 12g-3

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: GrafTech International Ltd., GrafTech Holdings Inc., Seadrift Coke L.P., and C/G Electrodes, LLC

Ladies and Gentlemen:

We are counsel for GrafTech International Ltd., a Delaware corporation (the "Company"), and, on its behalf, request advice of the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to a number of succession-related issues under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), arising out of the proposed plan to (i) reorganize the Company's holding company structure (the "Holding Company Reorganization"), (ii) following consummation of the Holding Company Reorganization, acquire Seadrift Coke L.P. ("Seadrift") in a merger transaction (the "Seadrift Acquisition") and (iii) either simultaneously with or following the Seadrift Acquisition, acquire C/G Electrodes, LLC ("C/G") in a merger transaction (the "C/G

Acquisition" and, together with the Seadrift Acquisition, the "Acquisitions" and the Acquisitions, together with the Reorganization, the "Transaction").

Background Information

The Company

The Company was incorporated in Delaware in 1993. The Company is authorized to issue 225,000,000 shares of common stock, par value $0.01 per share ("Company Common Stock"), and ten million shares of preferred stock, par value $0.01 per share. As of September 30, 2010, there were 124,664,565 shares of Company Common Stock issued, 3,642,012 shares of Company Common Stock held by the Company in its treasury, 121,022,553 shares of Company Common Stock outstanding and no shares of preferred stock issued or outstanding. The Company is a reporting company under the Exchange Act and its common stock is listed on the New York Stock Exchange under the symbol "GTI." The Company is a large accelerated filer and has timely filed all reports required to be filed by it under the Exchange Act.

The Company is one of the world's largest manufacturers of the broadest range of high quality graphite electrodes, products essential to the production of electric arc furnace steel and various other ferrous and non-ferrous metals. It also manufactures carbon, graphite and semi-graphite refractory products, which protect the walls of blast furnaces and submerged arc furnaces. It is one of the largest manufacturers of high quality natural graphite products enabling thermal management solutions for the electronics industry and fuel cell solutions for the transportation and power generation industries. It is one of the world's largest manufacturers and providers of advanced graphite and carbon materials for the transportation, solar, and oil and gas exploration industries. For the years ended December 31, 2008 and 2009, the Company had net sales of $1.2 billion and $659 million, respectively, and net income of $201 million and $13 million, respectively. At June 30, 2010 the Company had long-term debt of $1.2 million. The only class of its securities with respect to which the Company has a reporting obligation under the Exchange Act is the Company Common Stock. The Company does not have a reporting obligation under the Exchange Act with respect to any class of its debt securities.

Seadrift

Seadrift was organized in Delaware in 2005 and is a privately held entity. Seadrift is not a reporting company under the Exchange Act. The Company currently owns an 18.9% equity interest in Seadrift through its indirect, wholly owned subsidiary GrafTech Seadrift Holding Corp., a Delaware corporation ("GSHC").

Seadrift is one of the world's largest manufacturers of petroleum-based needle coke and owns the world's only known stand-alone petroleum-based needle coke plant. Needle coke is the key raw material used to make graphite electrodes. Although needle coke is Seadrift's main product, the production process creates as by products naphtha, gas oil and electricity, which Seadrift also sells. For the years ended December 31, 2008 and 2009, Seadrift had net sales of $329.7 million and $74.3 million, respectively, and net income of $45.0 million and a net loss of $1.4 million, respectively. At June 30, 2010, Seadrift had long-term debt of $152,000. Seadrift does not have a reporting obligation under the Exchange Act with respect to any class of its equity or debt securities.

The Seadrift Acquisition would allow the Company to vertically integrate its supply chain. The vertical integration provided by the Seadrift Acquisition would provide the Company with a synchronized and steady source for the production of needle coke, helping to assure the Company of a stable supply of a significant portion of its primary raw material in the production of graphite electrodes. Ownership of a needle coke production facility would also enable the Company to better serve its global steel customers by helping to ensure its ability to supply its customers and allowing it to design unique solutions for the EAF steel industry by engineering graphite electrodes from the raw material stage through final production. The Seadrift Acquisition would also provide the Company with the resources to engineer cokes for use in its graphite specialties business, which today are limited in availability.

C/G

C/G was organized in Delaware in 2001 and is a privately held entity. C/G is not a reporting company under the Exchange Act.

C/G is a U.S.-based manufacturer of large diameter premium UHP graphite electrodes used in the EAF steel making process. While graphite electrodes comprise 95% of C/G's net revenues, C/G also sells various other graphite related products, including specialty graphite blocks, granular graphite and partially processed electrodes. For the years ended December 31, 2008 and 2009, C/G had net sales of $142.8 million and $26.4 million, respectively, and net income of $33.4 million and $17.3 million, respectively. At June 30, 2010, C/G had long-term debt of $81.8 million comprised principally of amounts borrowed under a revolving line of credit provided by a group of financial institutions. C/G does not have a reporting obligation under the Exchange Act with respect to any class of its equity or debt securities.

The C/G Acquisition would provide the Company with a modern mill, mix and forming facility in the graphite electrodes industry with capacity to supply certain of the Company's facilities, helping to enable the Company to improve product quality and performance. The C/G

Acquisition would also provide the Company with a large diameter graphite electrode manufacturing facility in the United States which would allow the Company to respond to customer orders more promptly and reduce freight cost and transit time for shipments to customers in North America. The Company's existing graphite electrode manufacturing facilities are located outside the United States.

Overview of Transaction

To effect the Transaction, the Company has formed a direct, wholly owned subsidiary, GrafTech Holdings Inc. ("Holdco"), a Delaware corporation, and has caused Holdco to form three direct, wholly owned subsidiaries, GrafTech Delaware I Inc. ("GrafTech Merger Sub"), GrafTech Delaware II Inc. ("SD Merger Sub") and GrafTech Delaware III Inc. ("C/G Merger Sub"), each of which also is a Delaware corporation. The Company has entered into an Agreement and Plan of Merger dated as of April 28, 2010 (the "Seadrift Merger Agreement") with each of Holdco, GrafTech Merger Sub, Seadrift, SD Merger Sub and certain partners of Seadrift, which provides for, among other things, (i) the merger of GrafTech Merger Sub into the Company (the "Company Merger") pursuant to Section 251(g) of the General Corporation Law of the State of Delaware (the "DGCL") with the Company as the surviving entity to effect the Holding Company Reorganization and (ii) following consummation of the Holding Company Reorganization, the merger of SD Merger Sub into Seadrift (the "Seadrift Merger") with Seadrift as the surviving entity. The Company has also entered into an Agreement and Plan of Merger dated as of April 28, 2010 (the "C/G Merger Agreement") with each of Holdco, C/G Merger Sub, C/G and certain members of C/G, which provides for, among other things, the merger of C/G Merger Sub into C/G (the "C/G Merger") with C/G as the surviving entity.

Following consummation of the Holding Company Reorganization, the Company will be a direct, wholly owned subsidiary of Holdco. Thereafter, following consummation of the Seadrift Merger and the C/G Merger, (i) C/G will be a direct, wholly owned subsidiary of Holdco and (ii) Seadrift will be a direct, wholly owned subsidiary of Holdco, except that the approximately 18.9% ownership interest in Seadrift already held by GSHC, will remain outstanding following the Seadrift Merger.

The Holding Company Reorganization

The Company proposes to reorganize its holding company structure in a manner whereby the Company will become a direct, wholly owned subsidiary of Holdco. To effect the Reorganization, the Company has caused Holdco to be incorporated as a direct, wholly owned subsidiary of the Company and GrafTech Merger Sub to be incorporated as a direct, wholly owned subsidiary of Holdco. Each of Holdco and GrafTech Merger Sub has a nominal amount of stock outstanding, has no assets (other than nominal amounts of cash and cash equivalents representing its initial capitalization) and conducts no business.

Upon consummation of the Company Merger pursuant to Section 251(g) of the DGCL, the Company will be a direct, wholly owned subsidiary of Holdco, and Holdco will change its name to "GrafTech International Ltd." In addition, each of the issued and outstanding shares of GrafTech Merger Sub will be converted into one share of Company Common Stock and GrafTech Merger Sub's separate corporate existence will cease. Further, each outstanding share of Company Common Stock and 600,000 of the shares of Company Common Stock held by the Company in its treasury will be converted into one share of Holdco Common Stock (and all remaining shares of Company Common Stock held by the Company in its treasury will be cancelled). Thus, following consummation of the Holding Company Reorganization each of the Company's shareholders would hold the same percentage ownership interest in Holdco as such shareholder held in the Company immediately prior to the Holding Company Reorganization and each Company shareholder would be in the same economic position immediately following the Holding Company Reorganization as before the Holding Company Reorganization.

The Holding Company Reorganization will be effected by action of the Board of Directors of the Company without a vote of the shareholders of the Company pursuant to Section 251(g) of the DGCL. Section 251(g) was enacted in order to permit a Delaware corporation to reorganize by merging with or into a direct or indirect wholly owned subsidiary of a holding company without shareholder approval. Section 251(g) contains provisions intended to ensure that the rights of the shareholders of the Company are not changed by or as a result of such reorganization, and the Holding Company Reorganization will conform in all respects with the required provisions of Section 251(g) of the DGCL. Accordingly, upon consummation of the Holding Company Reorganization, Holdco will have the same certificate of incorporation (except with respect to certain technical matters), by-laws and officers that the Company had immediately prior to the Holding Company Reorganization. In addition, the directors of Holdco will be the same as those of the Company immediately prior to the Holding Company Reorganization. Further, Section 251(g) provides that the certificate of incorporation of the surviving corporation shall be amended in the merger to contain "provisions requiring that (A) any act or transaction by or involving the surviving entity, other than the election or removal of directors or managers, managing members or other members of the governing body of the surviving entity, that requires for its adoption under this chapter or its organizational documents the approval of the stockholders or members of the surviving entity shall, by specific reference to this subsection, require, in addition, the approval of the stockholders of the holding company (or any successor by merger), by the same vote as is required by this chapter and/or by the organizational documents of the surviving entity." The certificate of incorporation of Holdco will contain the required provision. Holdco will also assume all of the Company's obligations with respect to shares, awards and employee benefit plan interests under the GrafTech International Ltd. 2005 Equity Incentive Plan, the GrafTech International Ltd. Savings Plan, the GrafTech International Ltd. Management Stock Incentive Plan, the GrafTech International Ltd. 1995 Equity Incentive Plan, the GrafTech International 1996 Mid-Management Equity Incentive Plan and the GrafTech International Ltd. Compensation Deferral Plan (collectively, the "Benefit Plans"), all of which are covered by currently effective Registration Statements on Form S-8 filed by the Company to register the issuance thereof, and the currently effective Registration Statement on Form S-3 filed by the Company to register the resale by directors, officers and certain employees of the Company of certain shares of Company Common Stock issued pursuant to the Benefit Plans (the "Current Company S-3"). In connection with the assumption by Holdco of the obligations of the Company under the Benefit Plans, each award or interest with respect to shares of Company Common Stock under the Benefit Plans will be converted into an award or interest with respect to the same number of shares of Holdco Common Stock, with the same terms and conditions as the corresponding award or interest with respect to Company Common Stock. The Reorganization will not result in the recognition of income or gain for federal income tax purposes by the shareholders of the Company. Appraisal rights are not available to shareholders of the Company in connection with a merger under Section 251(g).

The Acquisitions

To effect the Seadrift Acquisition, the Company has caused Holdco to incorporate SD Merger Sub as a direct, wholly owned subsidiary of Holdco. SD Merger Sub has a nominal amount of stock outstanding, has no assets (other than nominal amounts of cash and cash equivalents representing its initial capitalization) and conducts no business. Following consummation of the Holding Company Reorganization and upon satisfaction or waiver of the conditions specified in the Seadrift Merger Agreement, the Seadrift Merger will be consummated. Seadrift will be the surviving entity in the Seadrift merger and Seadrift will become a direct, wholly owned subsidiary of Holdco, except to the extent of the ownership interest in Seadrift currently held by GSHC, which will remain outstanding following the Seadrift Merger. No vote of the shareholders of the Company or, following consummation of the Holding Company Reorganization, Holdco is required to authorize the Seadrift Merger and neither the shareholders of the Company nor, following consummation of the Holding Company Merger, Holdco will have any appraisal rights with respect to the Seadrift Merger. The prior consummation of the Holding Company Reorganization is a condition to both the Seadrift Merger and the C/G Merger.

To effect the C/G Acquisition, the Company has caused Holdco to incorporate C/G Merger Sub as a direct, wholly owned subsidiary of Holdco. C/G Merger Sub has a nominal amount of stock outstanding, has no assets (other than nominal amounts of cash and cash equivalents representing its initial capitalization) and conducts no business. Following consummation of the Holding Company Reorganization and upon satisfaction or waiver of the conditions specified in the C/G Merger Agreement, the C/G Merger will be consummated. C/G will be the surviving entity in the C/G Merger and will become a direct, wholly owned subsidiary of Holdco. No vote of the shareholders of the Company or, following consummation of the Holding Company Reorganization, Holdco is required to authorize the C/G Merger and neither the shareholders of the Company nor, following the consummation of the Holding Company Reorganization, Holdco will have any appraisal rights with respect to the C/G Merger. The C/G Merger is conditioned upon the consummation of the Seadrift Merger, but the Seadrift Merger is not conditioned upon the consummation of the C/G Merger.

Twelve million shares of Holdco Common Stock are issuable to the owners of each of Seadrift and C/G, respectively (or 24,000,000 shares in the aggregate), upon consummation of the Seadrift Merger and the C/G Merger, as applicable. Based upon the number of shares of Company Common Stock outstanding as of September 30, 2010, a total of 133,022,553 shares of Holdco Common Stock would be outstanding after the Seadrift Merger and 145,022,553 shares of Holdco Common Stock would be outstanding after the C/G Merger. Therefore, the Seadrift equity holders would hold a total of approximately 9.0% of the outstanding shares of Holdco Common Stock immediately after the closing of the Seadrift Merger, if only the Seadrift Merger is consummated, and the Seadrift equity holders and the C/G equity holders would hold in the aggregate approximately 16.5% of the outstanding shares of Holdco Common Stock immediately after the closing of both the Seadrift Merger and the C/G Merger. The 24,000,000 shares of Holdco Common Stock to be issued to the holders of Seadrift and C/G equity interests will be issued pursuant to the exemption from registration under the Securities Act afforded by Section 4(2) thereof. Holdco intends to file a registration statement on Form S-3 ASR (or Form S-3 or any other form for which Holdco then qualifies) promptly following consummation of the Seadrift Merger to permit the resale of the twelve million shares of Holdco Common Stock issued to the holders of Seadrift equity interests. Holdco also intends to file a registration statement on Form S-3 ASR (or Form S-3 or any other form for which Holdco then qualifies) promptly following consummation of the C/G Merger to permit the resale of the twelve million shares of Holdco Common Stock issued to the holders of C/G equity interests.

Reasons for Choice of Structure

It would have been possible for the Company to effect the Acquisitions by simply establishing two new wholly owned subsidiaries of the Company and entering into agreements providing for the merger of Seadrift into one of those newly established subsidiaries and the merger of C/G into the other. Neither merger would have required a vote of the shareholders of the Company, who would have retained their respective shareholdings in the Company. In this structure, the holders of equity interests in Seadrift and C/G would have received the same numbers of shares of common stock and percentage ownership interests in the Company as they will receive in Holdco under the current structure. Following consummation of the mergers the Company would have filed a Form 8-K or two Forms 8-K (depending upon whether the mergers were consummated simultaneously or at different times) describing each merger and providing historical financial information for Seadrift and C/G, as well as pro forma financial information for the newly combined entity. In this structure, at the end of the day, the shareholders of the Company would be shareholders of a public holding company (the "Company") which now owned Seadrift and C/G in addition to its current operating subsidiaries. In this situation, there is no actual "succession", since the Company Common Stock would remain registered under the Exchange Act, the Company would retain its reporting history for all of the purposes for which relief is sought for Holdco in this letter and the Company would remain eligible for the use of Forms S-3, S-4 and S-8.

Although the structure described above raises no succession issues, it has the disadvantage of making the exchange of equity interests in Seadrift and C/G for shares of Company Common Stock taxable to the equity holders of Seadrift and C/G. If the exchange of equity interests in the mergers were to be taxable, this would likely have led to a higher purchase price for each Acquisition to the detriment of the existing shareholders of the Company. In order to avoid immediate taxation to the equity holders of Seadrift and C/G upon the exchange of their equity for shares of Company Common Stock, the parties elected to utilize a structure commonly referred to as a "double dummy" merger. It involves the creation of a new holding company and the interpositioning of the existing Company as a second holding company between the new holding company and the existing operating companies. Seadrift and C/G become wholly owned subsidiaries of Holdco, and brother-sister subsidiaries of the Company, in this structure. The business operated by the new holding company following the Acquisitions, however, is identical to the business that would be operated by the Company if it had effected the Acquisitions through the reverse triangular structure outlined, above.

Effect on Business and Structure of Company

The acquisitions of Seadrift and C/G will expand the size of the business currently conducted by the Company. Neither Acquisition, however, will fundamentally alter the nature of the business currently conducted by the Company or represent the entry by the Company into a new line of business. Although the Company does not currently produce needle coke, needle coke is the principal raw material in the production of graphite electrodes which is the Company's most significant product line. C/G is a producer of graphite electrodes which is the principal business in which the Company is currently engaged. The business operated by Holdco will be essentially the same business currently operated by the Company, but with an integrated supply chain and one additional graphite electrode manufacturing facility. As a result, we do not believe the Acquisitions will have any material effect on the way in which investors evaluate the Company, its business or prospects.

The business to be operated by Holdco will also be identical, in substance, and in all meaningful ways, to the business which would be operated by the Company if it were to acquire Seadrift and C/G directly through reverse triangular mergers. The Company is currently a holding company which operates its existing business through a series of direct and indirect wholly owned subsidiaries. Following the Transaction, Holdco will be a holding company which will operate its business through a series of direct and indirect wholly owned subsidiaries. As described in more detail under "The Holding Company Reorganization," above, Holdco Common Stock will have the same rights and privileges as Company Common Stock and Holdco's certificate of incorporation, by-laws, officers and directors will be identical to those of the Company (with the exception of minor technical differences in the charters). From the point of view of shareholders, the only difference resulting from the current form of the Transaction, rather than the structure that would have resulted if the Company acquired Seadrift and C/G directly through reverse triangular mergers, is that Seadrift and C/G are brother sister subsidiaries with the Company and there is one additional subsidiary (the Company) interposed between Holdco and the current operating subsidiaries of the Company, a difference of form not substance.

Information to be Available Concerning the Transaction and Holdco

The material terms of the Transaction are described in a Quarterly Report on Form 10-Q filed by the Company on April 29, 2010. In addition, Holdco has filed a Registration Statement on Form S-4 (the "Holdco Registration Statement") to register under the Securities Act the shares of its common stock ("Holdco Common Stock") to be issued in the Company Merger to those persons who hold common stock of the Company immediately prior to consummation of the Holding Company Reorganization. The Holdco Registration Statement contains a detailed description of the Transaction, descriptions of the businesses of the Company, Seadrift and C/G, historical financial information of each entity, pro forma financial information for the combined entities, information with respect to the directors and officers of the Company (who will be the directors and officers of Holdco) and their compensation and a description of the securities of Holdco, among other information. In addition, Holdco will file a Form 8-K or Forms 8-K reporting the consummation of the Holding Company Reorganization and each Acquisition as and when consummated.

The information that will be available concerning Holdco, the Transaction and the combined businesses of the Company and Holdco will be at least as extensive as the information that would be available with respect to the combined businesses if the Company were to acquire Seadrift and C/G directly through reverse triangular mergers and report the Acquisitions on a Form 8-K or Forms 8-K.

Synopsis of Request for Relief

On the basis of the foregoing, we believe that the Holding Company Reorganization should be viewed independently of the Acquisitions for purposes of considering the relief requested in this letter. When the Holding Company Reorganization is viewed independently from the Acquisitions, the relief requested in this letter with respect to Holdco, and its status as a successor to the Company, is within the scope of relief previously granted by the Staff in the prior no-action letters cited in the "Request" portion of this letter. If the relief requested with respect to Holdco is granted and it may be considered a successor to the Company for the purposes described, no further relief is necessary for the Acquisitions.

We do not believe that the fact that the Holding Company Reorganization may be followed by one or both of the Acquisitions should adversely affect Holdco's recognition as a successor to the Company. As described above, the Acquisitions will not result in any fundamental change in the business presently conducted by the Company. Seadrift is a manufacturer of petroleum-based coke which is the principal raw material in the production of graphite electrodes, the Company's most significant product. C/G is a producer of graphite electrodes, the Company's most significant product. Thus, neither of the Acquisitions represents the entry by Holdco into a new business. The business operated by Holdco will be essentially the same business currently operated by the Company with an integrated supply chain and one additional graphite electrode manufacturing facility.

In addition, from a substantive point of view, and from the point of view of the current shareholders of the Company, there is no significant difference between the proposed Transaction and the situation that would result if the Company simply established two wholly owned subsidiaries and merged Seadrift into one and C/G into the second. In each situation, following the Acquisitions the current shareholders of the Company would own the same proportional interests, in common stock with the same rights and privileges, in holding companies with the same assets and liabilities and operating the same businesses, with nearly identical charters and by-laws (with the exception of minor technical differences in the charters) and with the same directors and officers.

Admittedly, the proportionate interests of the current shareholders of the Company will change as a result of the issuance of new shares to the holders of equity interests in Seadrift and C/G as part of the merger consideration. However, this result is no different than the one which would obtain if the Company acquired Seadrift and C/G directly through reverse triangular mergers.

In addition, treating Holdco as a successor to the Company and permitting it to take into account the reporting history and status of the Company prior to completion of the Company Merger will also provide purchasers of Holdco Common Stock access to additional information concerning the business of Holdco at an earlier date. Indeed, failing to link the history of the Company prior to the Company Merger may be misleading to persons who are seeking historical information with respect to the business of Holdco. Permitting Holdco to be deemed a successor to the Company for the purposes requested in this letter, and to reference prior filings by the Company, will assure that all potential shareholders are provided with more complete information concerning the ongoing business.

Request

Rules 12g-3(a) and 12b-2

Rule 12g-3(a) under the Exchange Act provides that where, in connection with a succession by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act (such as the Holdco Common Stock) are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) (such as the Company Common Stock), then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions. None of these exceptions is applicable to Holdco or the Holding Company Reorganization.

Although the definition of "succession" in Rule 12b-2 under the Exchange Act contemplates "the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer," and not a holding company reorganization, it is clear from the no-action positions that the Staff has taken in the past that the Holding Company Reorganization should constitute a succession for the purposes of Rule 12(g)(3)(a) under the Exchange Act. *See, Pediatrix Medical Group Inc. (available November 22, 2008), Dollar Tree Stores, Inc. (available February 20, 2008), Roper Industries, Inc. (available July 19, 2007), Hecla Mining Company (available October 31, 2006) and Matria Healthcare, Inc. (available February 10, 2005).*

In such a case, Rule 12g-3(f) requires the issuer of the stock deemed registered under Rule 12g-3(a) to indicate in the Form 8-K filed in connection with the succession the paragraph of Section 12 under which the class of securities of the successor issuer is deemed registered. *See, e.g., Tim Hortons Inc. (available September 9, 2009), Weatherford International Ltd.*

(available January 14, 2009), Willbros Group, Inc. (available February 27, 2009), Mentor Corporation (available September 26, 2008), Aether Systems, Inc, (available April 26, 2005), Russell Corporation (available March 18, 2004), Adolph Coors Company (available April 25, 2003), and Doskocil Cos. Inc. (available March 24, 1995). Holdco intends to file such a Form 8-K promptly following the effective time of the Company Merger.

The Company is a large accelerated filer as defined by Rule 12b-2 under the Exchange Act. Since Holdco will be the successor issuer to the Company, we believe Holdco should be deemed a large accelerated filer. The Staff has taken the position on prior occasions that a successor issuer would be a successor to a predecessor's status as a large accelerated filer under Rule 12b-2 under the Exchange Act. *See, e.g., Tim Hortons Inc., supra, Willbros Group, Inc., supra, and Aether Systems, Inc., supra.*

Based on the foregoing, we respectfully request that the Staff concur in our opinion that, upon consummation of the Holding Company Reorganization, the Holdco Common Stock will be deemed registered under Section 12(b) of the Exchange Act by virtue of the operation of Rule 12g-3(a). We further request that the Staff concur in our opinion that Holdco, as successor to the Company, will be deemed a large accelerated filer for purposes of Rule 12b-2 under the Exchange Act.

Rule 144(c)(1)

We recognize that affiliates of Holdco who desire to sell Holdco Common Stock, absent registration under the Securities Act (such as registration under the Current Company S-3), must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(l), this requirement will be deemed to be satisfied where the issuer (i) has securities registered pursuant to Section 12 of the Exchange Act, (ii) has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities and (iii) has filed all of the reports required to be filed by it under Section 13 or 15(d), other than Current Reports on Form 8-K, of the Exchange Act for the 12 months preceding such sale (or for such shorter period that it was required to file such reports).

The purpose of Rule 144(c)(1) is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Although a literal application of Rule 144(c)(1) would prevent affiliates of Holdco from utilizing Rule 144 during the first 90 days after the effective time of the Company Merger, we believe that the prior activities of the

Company may be taken into account for purposes of determining whether Holdco satisfies the Rule 144(c)(l) eligibility requirements. In this instance, the information to be furnished to the public concerning Holdco would be adequate and current. The Company has been a reporting company under the Exchange Act for many years. All reports required to be filed by the Company under the Exchange Act have been timely filed and will be timely filed prior to the Holding Company Reorganization, including a Current Report on Form 8-K with respect to the Company's completion of the Holding Company Reorganization. Similarly, Holdco will be subject to the reporting requirements of Section 13 of the Exchange Act following the Holding Company Reorganization. Immediately following the effective time of the Holding Company Reorganization, Holdco will have the same assets, liabilities, businesses, management and operations as the Company prior to the Holding Company Reorganization. Therefore, we conclude that strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of Rule 144(c)(1) in light of the comprehensive disclosures in prior reports and future reports filed by the Company and, after the Reorganization, Holdco. The Staff has taken similar positions in the context of comparable transactions. *See, e.g., Tim Hortons Inc., supra, Weatherford International, Ltd., supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Mentor Corporation, supra, Mercer International Inc. (available December 12, 2005), Aether Systems, Inc., supra, Russell Corporation, supra, Adolph Coors Company, supra, Doskocil Cos. Inc., supra, Dollar Tree Stores, Inc., supra, Roper Industries, Inc., supra, Reliant Energy, Inc. (available December 21, 2001) and Northwest Airlines Corp. (available December 16, 1998).*

We do not believe that the fact that it is contemplated that the Company Merger will be followed by the Seadrift Merger, and perhaps the C/G Merger, should change the result in the present circumstances. Although, neither Seadrift nor C/G are currently reporting companies, Holdco has filed the Holdco Registration Statement which will have been declared effective, will have been provided to the current shareholders of the Company prior to consummation of the Holding Company Reorganization and will be available to all through EDGAR. The Holdco Registration Statement will contain a detailed description of the Transaction, descriptions of the businesses of the Company, Seadrift and C/G, three years of audited historical financial information for each of the Company, Seadrift and C/G, unaudited historical financial information for each of the Company, Seadrift and C/G for the interim period of the current year, unaudited pro forma financial information for the combined entities, information with respect to the directors and officers of the Company (who will be the directors and officers of Holdco) and their compensation and description of the securities of Holdco, among other information. In addition, Holdco will file a Form 8-K or Forms 8-K reporting the consummation of the Holding Company Reorganization and each Acquisition as and when consummated. In these circumstances, we believe that there will be information available covering Holdco that is both adequate and current for purposes of Rule 144(c)(1).

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Company's reporting history under the Exchange Act prior to the Holding Company Reorganization may be taken into account in determining whether Holdco has complied with the current public information requirements of Rule 144(c)(1) after the Holding Company Reorganization and Acquisitions.

For the same reasons, we respectfully request that the Staff concur in our opinion that, for purposes of Rule 144, the most recent report or statement published by the Company prior to the effective time of the Company Merger and the average weekly reported volume of trading in Company Common Stock during the time periods specified in Rule 144(e)(1) occurring immediately prior to the effective time of the Company Merger may be taken into account by holders of Holdco Common Stock in determining the applicable limitation on the amount of Holdco Common Stock that may be sold in compliance with Rule 144(e)(l) and (2) after the Reorganization. Our opinion is consistent with the previous determination of the Commission in connection with other holding company reorganizations. *See, Hecla Mining Company, supra, El Paso Natural Gas Company (available May 21, 1998), and Lamalie Associates, Inc. (available December 15, 1998).*

General Availability of Forms S-3, S-4 and S-8

General Instruction I.A.7 to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instruction I.A. 1, 2, 3 and 5 to Form S-3 if (a) its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company, and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor, or (b) all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession. Consistent with General Instruction I.A.7 to Form S-3, the Company currently meets the eligibility conditions of Form S-3 and expects to continue to do so immediately prior to the completion of the Holding Company Reorganization. In addition, the proposed succession of Holdco to the business, assets and liabilities of the Company will be primarily for the purpose of forming a holding company and immediately following the effective time of the Holding Company Reorganization, Holdco will have the same assets, liabilities, business, management and operations as the Company prior to the Holding Company Reorganization. Any Form S-8 filed by Holdco prior to the filing of its initial Annual Report on Form 10-K will incorporate by reference documents of the Company, its predecessor company, containing all information required by General Instruction A.1 to Form S-8. Former employees of the Company and its subsidiaries who are continuing participants in the Benefit Plans ("qualified former employees") will be afforded the same opportunity under Holdco's plans to exercise, or receive distributions under, equity awards, to subsequently sell Holdco Common Stock and to otherwise participate therein pursuant to the terms of the Benefit Plans. Pursuant to General Instruction A.1(a)(3) to Form S-8, such persons are within the Form S-8 definition of employees, and references herein to "employees" include these persons.

Based on the forgoing, we respectfully request that the Staff concur in our opinion that, after the completion of the Holding Company Reorganization, Holdco may take into account the activities and status of the Company prior to the completion of the Holding Company Reorganization in determining whether Holdco meets the eligibility conditions of Form S-3, and in determining whether Holdco "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4 and "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-8 and, assuming Holdco meets all of the requirements for the use of Form S-3, Holdco will be eligible immediately after the completion of the Holding Company Reorganization to use Forms S-3 and S-4. The Staff has taken similar positions with respect to satisfaction of the eligibility conditions of Forms S-3 and S-4 in the context of transactions similar to the Holding Company Reorganization. *See, e.g., Ashland Inc. (available August 8, 2005), The News Corporation Limited (available November 3, 2004), Radiant Energy, Inc., supra, Northwest Airlines Corp., supra and World Access, Inc. (available October 28, 1998).*

Once again, we do not believe that the fact that it is contemplated that the Holding Company Reorganization will be followed by the Seadrift Merger, and perhaps the C/G Merger, should change the result in the present circumstances. As noted above, the available information concerning the Company, Holdco, Seadrift and C/G as a result of the filing of Forms 8-K by the Company and Holdco and the filing of the Holdco Registration Statement will be at least as detailed as the information that would be available with respect to the combined entities in an 8-K filed by the Company if it effected the Acquisitions directly by means of reserve triangular mergers.

Similarly, we respectfully request that the Staff concur in our opinion that Holdco, upon completion of the Holding Company Reorganization, will be entitled to rely on the prior activities and Exchange Act reports of the Company in determining whether it will be deemed to have met the requirements of General Instruction A to Form S-8. We note, as discussed above, that the Staff has on numerous occasions permitted a holding company to file registration statements on Form S-8 or post-effective amendments to a Form S-4 following a succession transaction to register shares to be issued pursuant to assumed employee benefit plans. *See, e.g., Ashland Inc., supra, The News Corporation Limited, supra, Reliant Energy Inc., supra, and Northwest Airlines Corp., supra.*

Rule 414

Rule 414 under the Securities Act provides that if, under certain circumstances, an issuer succeeds another issuer for the purpose of changing its form of organization, then an existing effective registration statement of the predecessor may be deemed to be the effective registration statement of the successor for the purpose of continuing the offering covered by such registration statement.

With two exceptions, the Company Merger will satisfy the conditions enumerated in Rule 414. The first exception is Rule 414(b), which requires the successor issuer to acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. As noted above, Holdco will not *directly* acquire all of the assets and assume all of the liabilities and obligations of the Company. However, consistent with the spirit of Rule 414, Holdco will *indirectly* acquire all such assets and assume all such liabilities. We believe satisfaction of the spirit, if not the technical requirements, should suffice for purposes of satisfying Rule 414(b).

The second exception is Rule 414(c), which would require shareholder approval of the Company Merger following the solicitation of proxies pursuant to Section 14(a) of the Exchange Act or the furnishing of information pursuant to Section 14(c) of the Exchange Act. As noted above, because shareholder approval of the Company Merger is not required pursuant to Section 251(g) of the DGCL, the Company does not intend to seek such approval and therefore will not need to solicit proxies or provide such information, although Holdco will provide the Holdco Registration Statement to its holders of Company Common Stock prior to the consummation of the Company Merger and the Company and/or Holdco, as appropriate, will timely file a report on Form 8-K describing the Company Merger following its consummation. We believe the failure to meet the technical requirements of Rule 414(c) is not material and should not affect the application of Rule 414 because, in substance, the effect of a holding company reorganization is similar to a change of form of organization pursuant to successions that meet the requirements of Rule 414(c).

With the noted exceptions, Holdco will substantially comply with the conditions of Rule 414, including the amendment of the existing effective Company registration statements on Forms S-3 and S-8 pursuant to Rule 414(d) (which states that the successor issuer must file an amendment to the registration statements of the predecessor issuer expressly adopting such registration statements as its own registration statements for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession or necessary to keep the registration statement from being misleading in any material respect).

Based on the foregoing, we respectfully request that the Staff concur with our opinion that the Company's Registration Statements on Forms S-3 and S-8 should be deemed to be corresponding Registration Statements of Holdco as the successor issuer for the purpose of continuing the offerings described therein pursuant to Rule 414, and that Holdco may file post-effective amendments to such Registration Statements as contemplated by Rule 414. Our opinion is consistent with the previous determinations of the Staff with respect to Rule 414 in the context of transactions similar to the Company Merger. *See, Dollar Tree Stores, Inc, supra, Roper Industries, Inc., supra, and Equitable Resources Inc. (available April 25, 2007).*

Once again, for the reasons discussed previously, we do not believe that the fact that the Holding Company Reorganization may be followed by the Seadrift Merger, and perhaps the C/G Merger, should change the result in the present circumstances.

File Number

In SEC Release No. 34-38850, the Commission eliminated Form 8-B, which pertained to the registration of securities of certain successor issuers under Section 12 of the Exchange Act, effective September 2, 1997. In connection with such action, the Commission adopted amendments to Rule 12g-3 under the Exchange Act to include any transactions or securities that previously were covered by Form 8-B, but not by Rule 12g-3. Under Rule 12g-3, as amended, the securities of a successor to an issuer whose securities are registered under Section 12(b) also will be deemed registered under Section 12(b). Under this Rule, successor issuers automatically inherit the Exchange Act reporting obligations of their predecessors and must file a Form 8-K to note the succession.

In this regard, the Commission had previously assigned a "Commission File Number" to registrants at the time they filed a Form 8-A or Form 8-B for purposes of Exchange Act reporting. The release discussed above did not specifically address how, in light of the elimination of Form 8-B, a Section 12(b) successor registrant would obtain a Commission File Number. However C&DI Section 150.01, relating to the succession of an issuer pursuant to Rule 12g-3 under the Exchange Act, states that "[t]he securities of a successor issuer described in Rule 12g-3 are deemed to be registered under Section 12 by operation of law, and no Exchange Act registration statement on Form 8-A or any other form therefore need be filed." Under Rule 12g-3(f), the successor must file a Form 8-K with respect to the succession transaction using the predecessor's file number. After the Form 8-K is filed, a new file number will be generated for the successor company." C&DI Section 150.01 does not specifically address the question of whether a Section 12 successor registrant can succeed to the Commission File Number of its predecessor.

As discussed above, we believe Holdco should be deemed the successor to the Company, and it is our view that shareholders of Holdco would benefit from the convenience and simplicity of being able to access all of the Company's and Holdco's filings under the Exchange Act in one location on the Commission's EDGAR System. Indeed, failing to do so may cause shareholders of Holdco to miss pertinent information concerning Holdco and its business contained in the Company's prior filings. Accordingly, we respectfully request that the Staff concur in our opinion that, at and after the effective time of the Company Merger, Holdco can assume and use the Commission file number currently used by the Company. We note that the Staff has taken similar positions with respect to successors in situations similar to the Holding Company Reorganization. *See, e.g., Tim Hortons Inc., supra, Willbros Group, Inc., supra, Russell Corporation, supra, Southwestern Energy Company (available June 29, 2006), and Adolph Coors Company, supra.*

Thank you for your attention to this matter. In view of the Company's intent to consummate the Transaction as promptly as possible, we respectfully request your response as soon as possible. If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter.

If you have any questions or require any additional information in connection with this request, please contact me at (203) 351-8032.

Sincerely,



M. Ridgway Barker

MRB:mm

cc: John D. Moran
General Counsel, Vice President
and Secretary, GrafTech International Ltd.
Erin E. Marks
Corporate Counsel, GrafTech International Ltd.

OFFICE OF CHIEF COUNSEL
NO ACTION LETTER CONTROL FORM

Control Number 15146

Company Name GRAFTECH INTERNATIONAL LTD

Letter Type No-action/Interp

INITIAL LETTER

Letter Date	5/14/2010	**Assigned Date**	5/17/2010
SEC Received	5/14/2010	**Staff Due Date**	6/2/2010
OCC Received	5/17/2010	**Comments Due Date**	6/16/2010
Confidential Code	No		
Subject			
Assigned Branch	OCC	**Status**	Completed
Assigned Staff	HINES	**Action**	Comments Issued
Assigned Reviewer	INGRAM	**Action Date**	6/15/2010
From Branch			
Comments			

Act	33	**Section**	4(1), 6(A)
Act	33	**Section**	RULES 144, 414
Act	33	**Section**	S3; S4; S8
Act	33	**Section**	12(B), 12(G)
Act	33	**Section**	RULES 12B-2, 1
Act	33	**Section**	SCH 13D, 13G

ADDITIONAL LETTER(S)

Letter Type	Letter Date	Confid	Assigned Branch	Due Date	Assigned Staff	Assigned Reviewer	From Branch	Status	Action Date	Action
R	08/16/2010	N	OCC		HINES	INGRAM		Completed	10/08/2010	Comments Issued
R	10/14/2010	N	OCC		HINES	INGRAM		Completed	11/04/2010	Granted

November 4, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: GrafTech International Ltd.
Incoming letter dated October 14, 2010

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Holding Company Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and Holdco will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- The Company's Exchange Act reporting history may be taken into account when determining Holdco's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- Average weekly reported trading volume in Company Common Stock during the time periods specified by Rule 144(e)(1) under the Securities Act may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e).

- Holdco may take into account the Company's reporting history under the Exchange Act in determining its eligibility to use Forms S-3 and S-8. The Company's reporting history under the Exchange Act may also be used in determining whether Holdco "meets the requirements for use of Form S-3" within the meaning of Form S-4. In reaching this position, we note that: (1) the Holding Company Reorganization will be consummated before the Seadrift Acquisition and the C/G Acquisition; (2) historical financial information for each entity and full pro forma disclosure about the proposed Transaction will be included in the Form S-4 filed by Holdco that is declared effective in connection with the Transaction; and (3) Holdco will file Forms 8-K reporting the consummation of the Holding Company Reorganization and each Acquisition as and when consummated before Holdco utilizes Form S-3 or Form S-8.

- The Division will not object if Holdco, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Company's currently effective registration statements on Forms S-3 and S-8, provided that Holdco adopts the Company's registration statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

- After consummation of the Holding Company Reorganization, Holdco may succeed to the Commission file number currently used by the Company.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

William A. Hines
Special Counsel